CERTIFICATE OF QUALIFIED PERSON

Weifeng Li
21 Reddington Way, Brentwood
WA, Australia 6153

wli@westswan.com

I, Weifeng Li, a Msc of Eng, Australia employed as Open Pit consultant Planning Engineer, of Sino Gold Mining Limited and residing at 21 Reddington Way, Brentwood in the State of Western Australia, Australia.

I am a member of the Australasian Institute of Mining. I graduated from the University of Queensland, Australia with a Master degree in Engineering in Dec 1990.

I have practiced my profession continuously since 1991 and have been involved in: mine planning on over 100 gold, nickel and iron ore properties in China and Australia and reserve modelling work on gold, nickel and iron ore in China and Australia.

As a result of my experience and qualifications, I am a Qualified Person for the purposes of National Instrument 43-101.

My most recent visit to the project site was from 5 July 2009 to 11 July 2009. I was responsible for reviewing matters related to the geological data and directing the mineral reserve estimation and classification for the Jinfeng Gold Mine open pit dated December 31, 2008. This report was prepared under my direct supervision.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read JORC and this report entitled, *Jinfeng Gold Mine Guizhou Province China,* with an effective date of October 10, 2007, has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading

I consent to the filing of the technical report entitled, *Jinfeng Gold Mine Guizhou Province China,* with an effective date of October 10, 2007, with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this report.

Dated at Perth, Western Australia, this 29th day of January, 2010

Weifeng Li